Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following communication was first made available to employees of Cameron International Corporation on September 25, 2015.

Justin Rounce, VP Marketing and Chief Technology Officer

A very interesting few weeks!

On August 26th, Schlumberger announced that they had reached an agreement to acquire Cameron. I am sure this news came as a complete surprise to most people, as it did to me. Obviously, having spent most of my career in Schlumberger, my reaction was perhaps a little different from many of you. My initial shock was quickly replaced with my mind starting to connect the dots between Schlumberger and Cameron, thinking about the technology development opportunities, and how we would have the ability to create a truly unique business that would be unrivalled within our industry. But this will come in good time. What was clear from our ELT meeting directly prior to the announcement, was that we needed to get out to as many locations as quickly as possible and talk with employees. We created a plan to reach as many facilities as we could over a one-week period, with ELT members hosting several meetings in each of our three regions: North and South America, EACR and APME.

Scott and I traveled to Europe and arrived in Beziers on Monday 31st August. This was the second time I had visited Beziers this year, and so it was nice to be back and to see how this important manufacturing plant had continued to progress over a short time. More importantly, I was very pleased to see how many people had come in to work in order to attend our presentation.

Scott initially presented the high level details of the transaction, followed by the rationale and expected benefits of the combination. This was then followed with my presentation focused on why Schlumberger and Cameron would make great partners. I have been incredibly fortunate to work for both of these great companies and hopefully I was able to add value for employees by sharing some of my personal experiences during the presentation and while answering questions at the end. I also talked about the “pore-to-pipeline” value proposition and how we have the opportunity to accelerate innovation within each of the combined company’s market segments but perhaps more importantly, by connecting technologies between the segments. Scott closed out the presentation by talking about what to expect and next steps. One of the most important messages during this final section of the presentation was that we all have to be focused on our business as usual. It will take several months in order for the transaction to close, and during this time we have to remain very focused on winning new business and delivering on our current commitments. This is especially important during the difficult market conditions that we all currently face.

After the presentation we opened the floor to the 400+ people in attendance. I have to say that this was a very enjoyable discussion. People asked excellent, well thought-out questions, and I hope that we were able to provide comprehensive answers. Of course, there were some questions we could not answer at such an early stage, but we took note of these and remain committed to answering these questions during our regular communication updates.

The following day we departed for Italy and met with our teams from Colico, Ledeen and Voghera. The presentation was repeated and the Q&A session continued. Again, we were thankful to all of those who asked questions and stimulated a very healthy discussion.

This process followed in Romania in both Campina and Ploeisti. In Campina we had over 500 people in the car park, with a stage and loudspeaker system set up. Fortunately, I resisted the the temptation to bust out a few verses of Karaoke! The weather was fantastic and we had great engagement from the team throughout the presentations and during our plant tour afterwards.

Next was Kristiansand in Norway, followed by Leeds in the UK, and finally London.

During five days, we had the opportunity to present to over 2,000 people. I cannot ever remember in my career being able to interact with so many employees over such a short time. It was a great experience and I hope we were able give everyone a good understanding of what will happen and of the fantastic opportunities we have ahead of us. We are committed to repeating the process of these in-person meetings as much as necessary during the months to come so that we can provide our teams with first-hand information and continue the dialogue.

After spending the weekend in the UK, I was fortunate to be able to attend a customer E&P forum where I met many senior clients that I have known for a number of years. As many of them know my background with both Cameron and Schlumberger, they were very interested in understanding more about the combination of the two companies and what this might mean for them. More importantly, they were overwhelmingly supportive of the transaction. It’s clear from those discussions that our customers are ready for change. They are equally as challenged as we are in the current market, and continuing to do the same things, taking the same approach, with the same results is not an option for them. Therein lies the opportunity for Cameron - a Schlumberger Company!

After a brief return home, I was back on the road (albeit only a short distance to Hockley, Texas) for the Cameron Strategy Session. This is the annual meeting where the ELT get together to reflect on the performance of the past year and to plan the year ahead. However, as you would have seen from my previous blog posts, this year we were focused on delivering a five-year strategy. This process started back in the second quarter of this year, and our strategy meeting was designed so that each division and OneSubsea could share their plans and we could then discuss the similarities and differences and agree on a unified path forward. Once again, each of the divisions put a huge amount of time and effort into the development of their respective strategies and the results were truly impressive. This will enable us to build a broad Cameron strategic plan that spans the division strategies and leverages upon their strengths. The next phase of the meeting was focused on comparison of the division market and industrial outlooks with an analytical model that is driven by key attributes, such as oil price. This model considers past history and allows us to create forward-looking scenarios and see the impact on our business. It is a great tool for performing a “what-if” type of analysis. Furthermore, this allows us to develop a number of potential future scenarios and to formulate high-level playbooks that would help us to understand changes within the market and what actions to take.

After this process was complete, we turned the floor over to the corporate functions to reflect on the business needs and to outline their high level plans for support. Later in the week, we turned our attention to the immediate future and to the planning needs for 2016. As we have highlighted in our quarterly communications, we continue to see market headwinds and will have to align our business accordingly. Remaining agile throughout this period will be extremely important whilst maintaining a tight control on our costs. This will be reflected in our 2016 Strategy Map, which will be shared across the organization within the coming weeks. We concluded the Strategy Session with an exercise on what the Core Values mean to us as a leadership team and how we need to continue to always Live and Lead our Values. I hope you take the time to look at the video we created during the strategy summit.

So there it is. Three weeks crammed into a page!

We have a lot of change ahead of us, and yet many things will remain the same. One thing that must always remain the same is our commitment to HSE and our employees returning safely home to their families at the end of each and every day.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication includes forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Among other things, these forward-looking statements may include statements regarding the proposed merger between the Company and Schlumberger; our beliefs relating to value creation as a result of a potential combination with Schlumberger; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Schlumberger’s future beliefs, expectations, plans, intentions, financial condition or performance.

The Company’s actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products, particularly as affected by North American activity; the size and timing of orders; the Company’s ability to successfully execute the large subsea and drilling systems projects it has been awarded; the possibility of cancellations of orders; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services.

Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes it may make in its cost structure, staffing or spending levels.  Other risks and uncertainties include the timing and likelihood of completion of the proposed merger between the Company and Schlumberger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the Company’s stockholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Schlumberger will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Schlumberger’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify.  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Schlumberger and the Company will be submitted to the Company’s stockholders for their consideration.  In connection with the proposed transaction, Schlumberger will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the Securities and Exchange Commission (“SEC”), and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Schlumberger will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Schlumberger or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Schlumberger or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.

PARTICIPANTS IN THE SOLICITATION

Schlumberger, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Schlumberger’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on February 19, 2015 and information about Cameron’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 27, 2015.  These documents are available free of charge from the sources indicated above, and from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Schlumberger and the Company file with the SEC.